UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-51096

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:    August 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

                Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not Applicable.

PART I

REGISTRANT INFORMATION

Golden Oval Eggs, LLC

Full Name of Registrant

Not applicable

Former Name if Applicable

1800 Park Avenue East, PO Box 615

Address of Principal Executive Office

Renville, MN 56284

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

For the reasons stated below, Golden Oval Eggs, LLC (the “Company”) was unable to complete the Form 10-K prior to November 29, 2007 without unreasonable effort or expense.  The Company will file its Annual Report on Form 10-K for the year ended August 31, 2007 on or before December 14, 2007.

                The Company’s management has been working diligently to prepare the Company’s financial statements, its Annual Report on Form 10-K and related disclosures.  The Company is unable to timely file its Form 10-K for the year ended August 31, 2007 because the Company requires additional time to finalize the financial statements and to prepare the Annual Report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete the audit following completion of the Company’s work.  As described below, the Company’s limited resources have been diverted to financing and related matters causing significant delays in the preparation of financial statements and related disclosure, as well as corresponding delays in providing such information to the Company’s registered independent public accounting firm for audit and review.

During fiscal year 2007, the Company has been seeking to refinance the obligations of the Amended and Restated Credit Agreement, as amended, with Metropolitan Life Insurance Company as lender and CoBank, ACB as lender and administrative agent (the “Credit Agreement”).  The Company’s executive officers have devoted considerable time in support of efforts at refinancing in addition to the time consumed by their regular duties.  The refinancing efforts have also required the time and energy of other management personnel, particularly those with financial responsibilities.  No assurance can be given that additional working capital will be obtained in an amount that is sufficient for the Company’s needs, in a timely manner or on terms and conditions acceptable to the Company or its members.  At the same time that the Company’s management has been in discussions with various lenders for additional financing and the lenders under the Credit Agreement, they have also been carrying on negotiations with parties to material agreements with the Company.  Further, as required by SFAS 142, “Goodwill and Other Intangible Assets,” the Company undertook an impairment analysis of the intangible assets acquired in the MoArk Acquisition (as defined in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2006) and an impairment analysis of certain tangible assets.  This analysis requires significant management resources to properly complete and analyze, but this analysis was not timely completed to allow review and testing by the Company’s registered independent public accounting firm.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2007, negotiations or efforts to obtain additional working capital, the ability to refinance the Credit Agreement or obtain other additional capital, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 31, 2006 filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

                                                Thomas A. Powell                                (320) 329-8182

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                ☒ Yes                                                    ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                ☒ Yes                                                    ☐ No

Description of anticipated change:

The following paragraph provides certain preliminary, unaudited consolidated statement of operations data for the Company for the fiscal year ended August 31, 2007.  These preliminary, unaudited results of operations for the fiscal year are subject to review by the Company’s management and the audit procedures of the Company’s registered independent public accounting firm.  In addition to the changes in results of operations from fiscal year 2006 described below, there may be additional significant changes that the Company cannot yet identify and quantify given the status of completion of its financial statements and related disclosures.

At the time of filing of this Notification, the Company estimates that its net sales for fiscal year 2007 will be $198.3 million as compared to $93.6 million in fiscal year 2006.  The Company also estimates that its cost of goods sold and gross profit for fiscal year 2007 will be $182.0 million and $16.2 million, respectively, as compared to $79.8 million and $13.8 million, respectively, in fiscal year 2006.  The Company estimates that its operating expense and income from operations for fiscal year 2007 will be $20.8 million and $(4.5) million, respectively, as compared to $9.7 million and $4.1 million, respectively, in fiscal year 2006.  The foregoing estimates do not include the potential impact of the results of any impairment analysis described in Part III “Narrative.”

GOLDEN OVAL EGGS, LLC

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2007

/s/ Thomas A. Powell
Thomas A. Powell
Its: Chief Financial Officer